SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No. 33-20527

Brunner Companies Income Properties L.P.I.

(Exact name of registrant as specified in its charter)

3632 Wheeler Road, Suite 2
P.O. Box 204227
Augusta, GA 30917-4227
(706) 863-2222

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

      Approximate number of holders of record as of the certification or notice date: 270

      Pursuant to the requirements of the Securities Exchange Act of 1934, Brunner Companies Income Properties L.P.I. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	March 28, 2003	By:	BRUNNER COMPANIES INCOME PROPERTIES L.P.I A Delaware Limited Partnership

Name: Brunner Management Limited Partnership Title: Its General Partner

		By:	104 Management, Inc. Its Managing General Partner

		By:	/s/ James M. Hull

James M. Hull President and Director